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                                                                  Exhibit (a)(8)

                [LETTERHEAD OF MALLINCKRODT GROUP APPEARS HERE]


FOR IMMEDIATE RELEASE


Mallinckrodt Group
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Media Contact:                Barbara Abbett, (314) 854-5230
Investor Contact:             Cole Lannum,    (314) 854-5370

Syntro Corporation
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Media & Investor Contact:     Susan H. Strobel, (913) 888-8876


MALLINCKRODT TO MAKE TENDER OFFER
FOR SYNTRO CORPORATION STOCK

ST. LOUIS AND KANSAS CITY, MO, September 25, 1995 -- Mallinckrodt Group Inc. (NYSE:MKG) and Syntro Corporation (NASDAQ:SYNT) announced today that Mallinckrodt Group's subsidiary, Mallinckrodt Veterinary, Inc., has entered into a merger agreement to acquire all of the outstanding shares of Syntro Corporation, a biotechnology company focused on the development of innovative vaccines for the animal health market.

     A cash tender offer for Syntro's common stock at $3.55 per share will be made by Mallinckrodt Veterinary Acquisitions, Inc., a subsidiary of Mallinckrodt Veterinary, under terms of the merger agreement. The agreement has been unanimously approved by the Boards of Directors of both Syntro and Mallinckrodt Group. Mallinckrodt Veterinary reserves the right not to purchase any shares in the tender offer if fewer than a majority of the shares are tendered. It is expected that the tender offer will commence no later than September 29, 1995.
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Add One -- Mallinckrodt, Syntro Merger

     C. Ray Holman, chairman, president and chief executive officer of Mallinckrodt Group, said, "This an outstanding opportunity for Mallinckrodt Veterinary to continue expanding its global position in animal vaccines, which is at the center of the operating company's strategic focus. Under its new management team led by Paul Cottone, Mallinckrodt Veterinary made an important contribution to our overall results in fiscal 1995 and this acquisition should help to ensure the company's continued growth and presence in the animal health market."

     Paul D. Cottone, president and CEO of Mallinckrodt Veterinary, said, "The Syntro acquisition will give Mallinckrodt Veterinary access to advanced technology for a number of innovative vaccines for swine and poultry and also will give us a stronger position in the growing feline and canine segments of the animal health market. Syntro has achieved an excellent reputation for its technology research and innovative vaccine development. We look forward to building on that reputation through integration with our existing and planned activities in the area of biologicals."

     Syntro president and CEO J. Donald Todd, D.V.M., said, "The aligning of Syntro's platform of recombinant vaccine technologies with Mallinckrodt's existing vaccine technologies, global commercialization capabilities and resources represents an ideal strategic fit. The merger recognizes the value of technology developed by Syntro and opens the door for exciting new applications."

                                    (more)

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Add Two -- Mallinckrodt, Syntro Merger


     Syntro Corporation is a Kansas City and San Diego-based biotechnology company engaged in technology research and in the development, manufacture and commercialization of innovative vaccines for the animal health market.

     Mallinckrodt Group, a St. Louis-based company with fiscal 1995 sales of $2.2 billion, provides specialty products to the chemical, medical and animal health markets worldwide through its three technology-based businesses -- Mallinckrodt Chemical and Mallinckrodt Medical, also headquartered in St. Louis; and Mallinckrodt Veterinary, headquartered in the Chicago area.

     Mallinckrodt Veterinary is one of the world's leading animal health and nutrition companies, with approximately 1,000 products sold in more than 100 countries. Products include pharmaceuticals, livestock and pet vaccines, pesticides, surgical supplies, anesthetics and mineral feed ingredients.

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